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SECURI ... N

12010699

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 06 2012

Washington, DC

SEC FILE NUMBER
8- 27305

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/11___ AND ENDING ___12/31/11___
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Painter, Smith, and Gorian Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

1200 California Street, Suite 220
(No. and Street)

Redlands   CA   92374
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles E. Painter   (909) 557-2800
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
    Oliva, Goddard & Wright, CPA's
                    (Name – if individual, state last, first, middle name)

9333 Genesee Avenue, Suite 110   San Diego   CA   92121
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ___Charles E. Painter_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Painter, Smith, and Gorian Inc._____ , as
of ___December 31_____ , 20_11___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

See Attached
Acknowledgement or
Jurat Certificate

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

State of California   )
County of San Bernardino   )

Subscribed and sworn to (or affirmed) before me on this <u>1st</u>
Day of <u>FEBRUARY</u>, 2012, by

CHARLES E. PAINTER

Proved to me on the basis of satisfactory evidence to be the person
who appeared before me.



SHEILA LOUISE REYNOLDS
Commission # 1960047
Notary Public - California
San Bernardino County
My Comm. Expires Nov 11, 2015

(SEAL)

Signature _____
Sheila Louise Reynolds, *Notary Public*
Commission Expiration: 11-11-2015

Table of Contents



Oliva Goddard & Wright
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Board of Directors
Painter, Smith, and Gorian Inc.
1200 California Street, Ste 220
Redlands, CA 92374

We have audited the accompanying statement of financial condition of Painter, Smith, and Gorian Inc. (the Company) as of December 31, 2011, and the related statements of loss, changes in stockholders' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States of America) generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Accordingly, we included a review of the accounting system, the internal control and procedures for safeguarding securities. We believe that our audit provides a reasonable basis for our opinion and the procedures meet Security and Exchange Commission objectives.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Painter, Smith, and Gorian Inc. at December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Oliva, Goddard & Wright
OLIVA, GODDARD & WRIGHT
Certified Public Accountants

San Diego, CA
January 30, 2012

1

Painter, Smith, and Gorian Inc.

Statement of Financial Condition

December 31, 2011

ASSETS	
Cash	$ 50,961
Deposits with clearing organizations	33,181
Receivables from broker-dealers and clearing organizations	76,508
Marketable securities	250,108
Property and equipment, net	83,336
Other assets	14,680
Total assets	$ 508,774
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 12,465
Total liabilities	12,465
Stockholders' equity	
Common stock, no par value	
Authorized: 10,000 shares	
Issued and outstanding: 528 shares	19,772
Retained earnings	476,537
Total stockholders' equity	496,309
Total liabilities and stockholders' equity	$ 508,774

See accompanying notes to financial statements.

Painter, Smith, and Gorian Inc.

Statement of Loss

For the Year Ended December 31, 2011

Revenues	
Commissions	$ 853,364
Principal transactions	373,091
Interest and dividends	928
Investment advisory fees	296,059
Other income	5,322
	1,528,764
Expenses	
Employee compensation and benefits	981,499
Brokerage, exchange and clearance fees	121,997
Communications and data processing	73,675
Occupancy	237,520
Other expenses	157,665
	1,572,356
Loss before income taxes	(43,592)
Income tax benefit	(2,115)
Net loss	$ (41,477)

See accompanying notes to financial statements.

Painter, Smith, and Gorian Inc.

Statement of Stockholders' Equity

For the Year Ended December 31, 2011

| | Common Stock | | Retained | |
	Shares	Amount	Earnings	Total
Balance, December 31, 2010	528	$ 19,772	$ 518,014	$ 537,786
Net loss	–	–	(41,477)	(41,477)
Balance, December 31, 2011	528	$ 19,772	$ 476,537	$ 496,309

See accompanying notes to financial statements.

4

Painter, Smith, and Gorian Inc.

Statement of Cash Flows

For the Year Ended December 31, 2011

Cash flows from operating activities	
Net loss	$ (41,477)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation	28,570
Deferred income tax benefit	(2,915)
(Increase) decrease in operating assets	
Deposits with clearing organizations	(581)
Receivable from broker-dealers and clearing organizations	27,685
Marketable securities	26,429
Other assets	7,524
Increase in accounts payable and accrued expenses	(7,964)
Net cash provided by operating activities	37,271
Cash flows from investing activities	
Purchase of property and equipment	(9,247)
Net cash used in investing activities	(9,247)
Net increase in cash	28,024
Cash	
Balance, December 31, 2010	22,937
Balance, December 31, 2011	$ 50,961
Cash paid for:	
Income taxes	$ 800
Interest	–

Painter, Smith, and Gorian Inc.

Notes to Financial Statements

1. Description of the Company

Painter, Smith, and Gorian Inc. (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC). The Company provides agency transactions for customers, buys and sells for their own account, and offers financial advisory services. The Company operates as a nonclearing broker-dealer on a fully-disclosed basis and, therefore, does not carry customer accounts on its books. Although the Company clears all of its customers' transactions through a single broker-dealer, management believes that alternative sources are available to perform this service on comparable terms.

2. Summary of Significant Accounting Policies

Estimates

The preparation of these financial statements requires management to make estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues, and expenses, as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Subsequent Events

Management has considered events occurring through January 30, 2012 in its evaluation of the conditions on which estimates were based or for changes in conditions subsequent to the balance sheet date which should be disclosed. The financial statements were available to be issued at this date.

Fair Value

Fair value is the amount for which an asset could be exchanged or a liability settled between knowledgeable, willing parties in an arms' length transaction. The Company carries its marketable securities at fair value. The fair value of marketable securities is measured using quoted prices in an active market (Level I inputs).

Marketable Securities

Securities transactions entered into for the account of the Company are recorded on a trade-date basis.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using straight-line and accelerated methods over the estimated useful lives of the assets, generally five to seven years.

Revenues

Commissions on customers' transactions are reported on a settlement date basis. Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract.

Painter, Smith, and Gorian Inc.

Notes to Financial Statements

2.   Summary of Significant Accounting Policies (Continued)

Income Taxes

Income taxes are recognized as transactions are reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences of temporary differences between amounts reported for financial statement purposes and amounts as measured by income tax laws and regulations. Furthermore, deferred tax assets are recognized for income tax carryforwards. The Company evaluates the likelihood of realizing future benefits of deferred income tax assets and provides a valuation allowance when it is more likely than not that some or all of deferred income tax assets will not be realized.

The Company accounts for income taxes using the "more-likely-than-not" recognition threshold for uncertain income tax positions. The Company had neither unrecognized tax benefits during the year nor any interest or penalties on unrecognized tax benefits. The Company is subject to tax examination for federal taxes for 2008 and later years and for California taxes for 2007 and later years.

3.   Marketable Securities

Marketable securities consisted of the following:

Obligations of United States government	$ 249,977
Money market funds	131
	$ 250.108

4.   Equipment and Improvements

The following is a summary of equipment and improvements:

Equipment	$ 204,346
Leasehold Improvements	38,005
	242,351
Less: accumulated depreciation	(159,015)
	$ 83.336

5.   Retirement Plan

The Company has a defined contribution plan for substantially all of its employees. Contributions to the plan are at the discretion of management. The Company did not make a contribution to the plan for 2011.

Painter, Smith, and Gorian Inc.

Notes to Financial Statements

6. Income Taxes

The income tax provision consisted of the following components for 2011:

	Federal	State	Total
Current expense	$ 0	$ 800	$ 800
Deferred benefit	(5,330)	(3,069)	(8,399)
Change in valuation allowance	2,415	3,069	5,484
	$ (2,915)	$ 800	$ (2,115)

Deferred income taxes are primarily attributable to temporary differences in reporting depreciation expense for financial statement and income tax purposes. In addition, deferred tax assets have been recognized for carryforwards.

The income tax benefit differed from the amount computed using the federal statutory rate of 34 percent as a result of the effect of graduated tax rates, the inclusion of state income taxes, the effect of nondeductible expenses, and the change in the valuation allowance.

The Company's total deferred income tax assets and liabilities and the valuation allowance were as follows at December 31, 2011:

Total deferred income tax assets	$ 24,110
Less valuation allowance	(16,980)
Net deferred income tax assets	7,130
Total deferred income tax liabilities	(7,130)
Net deferred income tax liabilities	$ 0

The Company has established a valuation allowance for certain deferred tax assets because it is not reasonably certain that sufficient future taxable income will be generated to allow realization of tax benefits.

7. Lease Commitments

The Company leases its office facilities under a noncancellable agreement which expires in 2014. This lease allows the Company to renew the lease for two additional five-year terms. Lease expense for all operating leases for 2011 totaled $175,413. The annual future minimum lease payments at December 31, 2011 are as follows:

2012	$ 157,526
2013	161,642
2014	108,556
	$ 427,724

Painter, Smith, and Gorian Inc.

Notes to Financial Statements

8.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as defined) shall not exceed 15 to 1 and also provides that dividends may not be paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital of approximately $398,165, which was $148,165 in excess of its minimum required net capital of $250,000.

Supplementary Information

Painter, Smith, and Gorian Inc.

Computation of Net Capital Under Rule 15c3-1 of the
Security and Exchange Commission

December 31, 2011

Net capital

Total stockholders' equity	$	496,309
Deduction of stockholders' equity not allowable for net capital		–
Total stockholders' equity qualified for net capital		496,309
Deductions and/or charges:		
Property and equipment, net		(83,336)
Other assets		(14,680)
Net capital before haircut on securities		398,293
Less haircuts on securities:		
United States government obligations		–
Certificates of deposit		125
Money market funds		3
State and municipal government obligations		–
Corporate obligations		–
Net capital	$	398,165

Aggregate indebtedness

Accounts payable and accrued expenses	$	12,465
Total aggregate indebtedness	$	12,465

Computation of basic net capital requirement

Minimum net capital required	$	250,000
Excess net capital	$	148,165
Excess net capital at 1,000 percent	$	396,919
Ratio: Aggregate indebtedness to net capital		0.03

Reconciliation to net capital in Part II of Form X-17A-5

Net capital, as reported in Company's Part II FOCUS report	$	398,206
Difference in computation of haircuts		(45)
Rounding difference		4
	$	398,165

Painter, Smith, and Gorian Inc.

Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2011

The Company clears on a fully disclosed basis and holds no customer funds or securities. Accordingly, the computation of the reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission is not applicable because the Company is exempt under paragraph (k)(2)(ii) of the Rule.

Painter, Smith, and Gorian Inc.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2011

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker, and promptly transmits all customer funds and securities to the clearing broker, which carries all of the accounts of such customers. The Company maintains a Special Account for the Exclusive Benefit of Customers for the sole purpose of effectuating mutual fund purchases on behalf of customers. Therefore, the Company is exempt from the Possession and Control Requirements and the Special Reserve Bank Account Requirement pursuant to paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3.

Painter, Smith, and Gorian Inc.

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

December 31, 2011

The Company is not registered as a futures commission merchant. Accordingly, this schedule is not applicable.



Oliva Goddard & Wright
CERTIFIED PUBLIC ACCOUNTANTS

Auditors' Report on Internal Control

To the Board of Directors
Painter, Smith, and Gorian Inc.
1200 California Street, Ste 220
Redlands, CA 92374

In planning and performing our audit of the financial statements and supplementary information of Painter, Smith, and Gorian Inc. (the Company), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered Painter, Smith, and Gorian Inc.'s internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers, or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses, and, therefore, there can be no assurance that all such deficiencies have been identified. However, as discussed below, we noted certain deficiencies in internal control that we consider to be significant deficiencies.

14

9333 GENESEE AVENUE, SUITE 110, SAN DIEGO, CA 92121
(858) 554-0800 - FAX: (858) 554-0865

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis.

A material weakness is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

A significant deficiency is a deficiency or a combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

We consider the following deficiency in internal control to be a significant deficiency that has been previously communicated to management and represents a conscious decision by management to accept that degree of risk because of cost or other considerations. Management is responsible for making decisions concerning costs to be incurred and related benefits.

Lack of Expertise in Financial Accounting and Reporting

A system of internal control over financial reporting includes controls over financial statements preparation, including footnote disclosures. The Company does not have a person with the skills and knowledge to prepare financial statements including all disclosures required by generally accepted accounting principles. Management has advised us that they believe the benefits of employing this level of expertise do not warrant the associated costs.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures which do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This communication is intended solely for the information and use of the Company's Board of Directors and management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to, and should not, be used by anyone other than these specified parties.

OLIVA, GODDARD & WRIGHT
Certified Public Accountants

San Diego, CA
January 30, 2012



Oliva Goddard & Wright
CERTIFIED PUBLIC ACCOUNTANTS

**Independent Accountants' Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation**

To the Board of Directors
Painter, Smith, and Gorian Inc.
1200 California Street, Ste 220
Redlands, CA 92374

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC 7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011, which were agreed to by Painter, Smith, and Gorian Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority, solely to assist you and the other specified parties in evaluating Painter, Smith, and Gorian Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC 7). Painter, Smith, and Gorian Inc.'s management is responsible for Painter, Smith, and Gorian Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective disbursement records entries, noting no differences.

2. We compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences.

3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5. We compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to, and should not, be used by anyone other than these specified parties.

Oliva, Goddard & Wright

OLIVA, GODDARD & WRIGHT
Certified Public Accountants

San Diego
January 30, 2012

16

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
For the fiscal year ended **December 31** , 20 **11**
(Read carefully the Instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
027305   FINRA   DEC
PAINTER SMITH AND GORIAN INC   22*22
1200 CALIFORNIA ST STE 220
REDLANDS CA 92374-2948
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Charles E. Painter (909)557-2800

2. A. General Assessment (item 2e from page 2)

$ **2,324.00**

 B. Less payment made with SIPC-6 filed (exclude interest)
 July 12,2011
 _____
 Date Paid

(**1401.00**)

 C. Less prior overpayment applied

(**0**)

 D. Assessment balance due or (overpayment)

923.00

 E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

0

 F. Total assessment balance and interest due (or overpayment carried forward)

$ **923.00**

 G. PAID WITH THIS FORM:
 Check enclosed, payable to SIPC
 Total (must be same as F above)

$ **923.00**

 H. Overpayment carried forward

$(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Painter, Smith & Gorian Inc
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the **1st** day of **February** , 20 **12** .

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __1/1__ , 20__11__
and ending __12/31__ , 20__11__

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,528,764.00

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   0

(2) Net loss from principal transactions in securities in trading accounts.   0

(3) Net loss from principal transactions in commodities in trading accounts.   0

(4) Interest and dividend expense deducted in determining item 2a.   0

(5) Net loss from management of or participation in the underwriting or distribution of securities.   0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   0

(7) Net loss from securities in investment accounts.   0

     Total additions   0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   477,170.00

(2) Revenues from commodity transactions.   0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   121,997.00

(4) Reimbursements for postage in connection with proxy solicitation.   0

(5) Net gain from securities in investment accounts.   86.00

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   0

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):   0

    (Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

    (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

    Enter the greater of line (i) or (ii)

    Total deductions   599,253.00

2d. SIPC Net Operating Revenues $ 929,511.00

2e. General Assessment @ .0025 $ 2,324.00

    (to page 1, line 2.A.)